

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

Via U.S. Mail and Facsimile

Samuel L. Erwin
Chief Executive Officer
Palmetto Bancshares, Inc.
306 East North Street
Greenville, SC 29601

> **Re: Palmetto Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 8, 2010**
> **File No. 333-169845**

Dear Mr. Erwin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 8, 2010

General

1. We note that you propose to sell shares to the institutional investors following termination of this offering if all shares are not subscribed for in the offering by existing shareholders. Please tell us whether you intend to complete the offering to the institutional investors pursuant to an exemption from registration. If so, explain why you believe such an exemption is available.

2. We note that shares of common stock offered in the offering will be sold directly through the efforts of your executive officers and directors without compensation. Please revise to disclose whether those individuals come within the safe harbor of Rule 3a4-1.

Prospectus Cover Page

3. We note that your common stock is quoted on the Pink Sheets. Please revise the cover page to disclose the information required by Item 501(b)(4) of Regulation S-K. Also, please revise to disclose the quoted price as of the most recent practicable date prior to launching the offering.

4. We note that you may choose to allocate shares of your common stock in a manner other than on a pro-rata basis. Please revise to disclose the other methods by which you might choose to allocate shares of your common stock in the event the offering is oversubscribed.

Summary, page 1

5. Please revise to disclose whether officers and directors have recently purchased, or presently intend to purchase, shares of common stock of the company.

6. With regard to the recently completed private placement, please confirm that the company does not have an obligation to offer shares to the institutional investors in a private placement as a result of this offering. We note Section 7.02 of the stock purchase agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Counsel

cc: Neil E. Grayson
        John M. Jennings
            Nelson Mullins Riley & Scarborough LLP